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FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69375

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 17, 2014 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US Capital Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Montgomery Street, Suite 1601
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis Azary (415)948-7994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, # 460 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

amb

OATH OR AFFIRMATION

I, Dennis Azary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US Capital Global Securities, Inc., as of March 12th, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See attached Jurat

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF SAN MATEO }

Subscribed and sworn to (or affirmed) before me on this 12th day of March, 2016

by Dennis Michael Azary

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________

VINCENT CHAN
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2100626
SAN MATEO COUNTY
My Comm. Exp. February 20, 2019

OPTIONAL

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Number of Pages: ______

Document Date: ______

Other: ______

US CAPITAL GLOBAL SECURITIES, INC.
(A California Corporation)

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6–7
Supplementary Information:	
Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	8
Schedule II – Statement of Changes in Liabilities Subordinated to the Claims of General Creditors	9
Report of Independent Registered Public Accounting Firm	10
US CAPITAL GLOBAL SECURIITES INC Exemption Report	11
Independent Auditors' Report on Applying Agreed-Upon Procedures to an Entity's SIPC Assessment Reconciliation	12
SIPC-7	13–14

US CAPITAL GLOBAL SECURITIES, INC.
(A California Corporation)

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash and cash equivalents	$	37,659
Prepaid Expenses		3,970
Total assets	$	41,629

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	19,892
Payable to USCP		472
FINRA Flex Account deficiency		64
Total liabilities		20,428
Shareholder's equity:		
Capital stock, $0.01par value, 1 share authorized, issued and outstanding		-
Additional paid in capital		65,000
Subordinated equity loan		105,000
Accumulated earnings (deficit)		(148,799)
Total shareholder's equity		21,201
Total liabilities and shareholder's equity	$	41,629

The accompanying notes are an integral part of these financial statements.

US CAPITAL GLOBAL SECURITIES, INC.
(A California Corporation)

STATEMENT OF OPERATIONS

For the period of SEC registration effective November 17, 2014 through December 31, 2015

Revenue:		
Retainers and success fees	$	-
Total revenue		-
Expenses:		
Accounting expense		37,874
Computer and internet expenses		6,932
Professional fees		28,600
Regulatory fees		13,863
Telephone and communications		3,900
Rent expense		12,090
Interest expense		7,179
Miscellaneous		80
Total expenses	$	110,518
Income before provision for income taxes		(110,518)
Provision for income taxes		1,600
Net loss	$	(112,118)

The accompanying notes are an integral part of these financial statements.

US CAPITAL GLOBAL SECURITIES, INC.
(A California Corporation)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the period of SEC registration effective November 17, 2014 through December 31, 2015

	Shares	Additional Paid-in Capital	Subordinated Equity	Accumulated Earnings(Deficit)	Total
Balance, November 17, 2014	1	$ 95,000	$ -	$ (36,681)	$ 28,319
Net income	-	-		(112,118)	(112,118)
Subordinated equity funding	-	-	75,000	-	105,000
Subordination of existing equity	-	(30,000)	30,000	-	-
Balance, December 31, 2015	1	$ 65,000	$ 105,000	$ (148,799)	$ 21,201

The accompanying notes are an integral part of these financial statements.

US CAPITAL GLOBAL SECURITIES, INC.

(A California Corporation)

STATEMENT OF CASH FLOWS

For the period of SEC registration effective November 17, 2014 through December 31, 2015

Cash flows from operating activities:		
Net income	$	(104,939)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in operating assets:		
Increase in prepaid expenses		(3,970)
Increase (decrease) in operating liabilities:		
Increase in accounts payable and accrued liabilities		10,777
Net cash used in operating activities		(98,132)
Cash flows from financing activities:		
Subordinated loan funding from parent company		75,000
Net cash provided by financing activities		75,000
Net decrease in cash and cash equivalents		(23,132)
Cash and cash equivalents, beginning of period		60,791
Cash and cash equivalents, end of period	$	37,659
Supplementary information:		
Interest paid	$	58
California Franchise Tax paid	$	1,600
Non cash transaction: Subordination of existing equity	$	30,000

The accompanying notes are an integral part of these financial statements.

US CAPITAL GLOBAL SECURITIES, INC.
(A California Corporation)

1. General Information and Summary of Significant Accounting Policies

Description of Business

US Capital Global Securities, Inc. (the "Company"), a subsidiary of US Capital Partners, Inc. (the "Parent"), was incorporated September 17, 2013, and began business November 17, 2014. The Company is registered as a broker dealer in securities under the Securities Exchange Act of 1934. US Capital Global Securities, Inc. was a wholly owned subsidiary of US Capital Partners, LLC from its inception in 2013 until FINRA approved a transfer agreement on February 26, 2016, to transfer ownership interests to US Capital Partners, Inc. See the section entitled "Ownership and Related Party Transactions" for additional details.

The Company has been organized to act as a placement agent for capital raise transactions conducted under the Regulation D exemption of the Securities and Exchange Act of 1933, and provide advisory services to companies seeking to engage in mergers and acquisition activities.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

At December 31, 2015, the cash balance was held in one bank, and did not exceed the FDIC insurance limit.

2. Net Capital Requirement

As a registered broker dealer in the securities industry, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.54 to 1 at December 31, 2015. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2015, the Company had net capital as defined of $24,410, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

In order to achieve positive net capital, the Company has subordinated debt of $105,000 from its parent, US Capital Partners, Inc. (See Note 7).

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Income Taxes

There is no federal income tax liability for the Company at December 31, 2015 as the Company did not generate any revenue during the period from SEC registration (November 17, 2014) to December 31, 2015.

There is no state income tax liability for the Company at December 31, 2015 as the Company did not generate any revenue during the period from SEC registration (November 17, 2014) to December 31, 2015, and had paid the minimum tax of $800 for 2014 and 2015.

At December 31, 2015, the Company had approximately $137,000 in net operating loss carry forwards which will begin to expire in 2033. There were no temporary timing differences at December 31, 2015. A valuation allowance of $21,900 has been recognized to offset the deferred tax asset, resulting from the net operating loss carry forward, in its entirety.

Both 2014 and 2015 are subject to examination by federal and state tax agencies.

5. Ownership and Related Party Transactions

As indicated in Note 1, US Capital Global Securities, Inc. was a wholly owned subsidiary of US Capital Partner's, LLC until the transfer agreement became effective on February 26, 2016, upon receiving approval from FINRA. Under the transfer agreements, 100% of the ownership interest in US Capital Global Securities, Inc. was transferred from US Capital Partners, LLC to US Capital Partners, Inc. US Capital Partners, Inc. is owned by Jeffrey Sweeney (75%), CEO of US Capital Partners, Inc. and Charles Towle (25%), CEO of US Capital Global Securities, Inc.

6. Expense Sharing Agreement with US Capital Partners, Inc.

The Company has an existing expense sharing agreement with its parent company US Capital Partners, Inc., which allocates a portion of the expenses incurred by the parent company, including an allocation for rent, IT and data, telephone, office supplies and a management fee. The total monthly allocation to the Company is $3,970, paid by automatic payments on the 1st of the month. In connection with the approved transfer as indicated in Note 5, a new expense sharing agreement was entered into between the Company and its new parent, US Capital Partners, Inc.

7. Liabilities Subordinated to the Claims to General Creditors (Subordinated Loan)

SEC Rule 15c3-1d governs satisfactory subordination agreements, of which the Company has an existing subordination between itself and the parent company, US Capital Partners, Inc. The total amount of the subordination is $105,000. The subordination is classified as an equity subordination, as the lender is a shareholder (owner) of the Company. Equity subordinations are subject to a three year minimum maturity, and the Company's subordination, which bears an interest rate of 7%, will mature in 2019. The subordination was included in the transfer agreement, and an additional subordination assignment agreement is on file in connection with a change in lenders from US Capital Partners, LLC to US Capital Partners, Inc.

8. Subsequent Events

Management has evaluated subsequent events through March 11, 2016, the date on which the financial statements were available to be issued. No material items were noted, other than the transfer of the Company's ownership effective February 26, 2016 (see Notes 5 through 7).

SUPPLEMENTARY INFORMATION

US CAPITAL GLOBAL SECURITIES, INC.
(A California Corporation)

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2015

Company equity	$	28,380
Assets not allowed for net capital purposes:		
Prepaid assets		(3,970)
		24,410 A
Minimum net capital required:		
Greater of 6-2/3% of aggregate indebtedness ($13,249) or $5,000		5,000
Net capital in excess of requirement	$	19,410
Aggregate indebtedness (total liabilities)	$	13,249 B
Ratio of aggregate indebtedness ($13,249) to net capital ($24,410) B A		.54 to 1

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 17,849	$ 19,810	.90 to 1
Change in accounts payable and accrued liabilities	(4,600)	4,600	
Per statements as finalized	$ 13,249	$ 24,410	.54 to 1

US CAPITAL GLOBAL SECURITIES, INC.

(A California Corporation)

SCHEDULE II

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

For the period of SEC registration effective November 17, 2014 through December 31, 2015

Balance of subordinated claims at November 17, 2014	$ -
Additional funding	75,000
Subordination of existing equity	30,000
Reductions	-
Balance of subordinated claims at December 31, 2015	$ 105,000

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
US Capital Global Partners, Inc.
San Francisco, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) US Capital Global Partners, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
March 11, 2016

US Capital Global Securities, Inc.'s

Exemption Report

US Capital Global Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R.§ 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

US Capital Global Securities, Inc.

I, Dennis Azary, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: FINOP/CFO

March 12, 2016

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
US Capital Global Partners, Inc.
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by US Capital Global Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating US Capital Global Partners, Inc.'s compliance with the applicable instructions of Form SIPC-7. US Capital Global Partners, Inc.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for that period, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
March 11, 2016

professional. personalized. service.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

US Capital Global Securities Inc.
555 Montgomery Street, Suite 1501
San Francisco, CA 94111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dennis Azary (415) 948-7994

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) ( )

N/A
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) N/A $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

US Capital Global Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26st day of January, 2016.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2015
and ending December 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 0
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 0

US CAPITAL GLOBAL SECURITIES, INC.
(A California Corporation)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

For the period of SEC registration effective November 17, 2014 through December 31, 2015